CERTIFICATE OF DESIGNATIONS

OF THE

SENIOR 7% CONVERTIBLE SERIES A PREFERRED STOCK

OF

JUNIPER CONTENT CORPORATION

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

Juniper Content Corporation, a Delaware corporation (hereinafter called the “Company”), hereby certifies that, pursuant to the authority expressly vested in the Board of Directors of the Company by the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and in accordance with the provisions of Sections 103 and 151 of the General Corporation Law of the State of Delaware, the Board of Directors has duly adopted the following resolutions.

RESOLVED, that, pursuant to Article Fourth of the Certificate of Incorporation (which authorizes 5,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”)), the Board of Directors hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a series of Preferred Stock.

RESOLVED, that each share of such series of Preferred Stock shall rank equally in all respects and shall be subject to the following provisions:

Section 1. Designation and Amount: Stated Capital. The shares of such series shall be designated as “Series A Preferred Stock” (the “Series A Preferred Stock”), the par value thereof shall be $0.0001 per share and the number of shares constituting the Series A Preferred Stock shall be 3,000.

Section 2. Rank.

The Series A Preferred Stock shall, with respect to rights on dividends, liquidation, dissolution and winding up, rank senior to all classes of the Company’s common stock, ($0.0001 par value per share the “Common Stock”) and to each other class of share capital of the Company established hereafter by the Board of Directors of the Company, the terms of which do not expressly provide that it ranks on a parity with or senior to the Series A Preferred Stock as to rights on dividends, liquidation, winding-up and dissolution of the Company (collectively referred to as “Junior Securities”). The Company shall not issue any capital stock that has parity with, or is ranked senior to, the Series A Preferred Stock without the written consent of the holders of a majority of the Series A Preferred Stock.

Section 3. Dividends and Distributions.

(a) The holders of shares of Series A Preferred Stock shall be entitled to receive cumulative dividends compounded annually at an annual rate of 7% of the Stated Value (as defined in Section 9 below) of a share of the Series A Preferred Stock per annum.

(b) The Company may pay such dividends in cash or in shares of Series A Preferred Stock valued at the Stated Value.

(c) No dividends on the Series A Preferred Stock shall accrue, compound or be paid prior to January 1, 2010. Dividends shall begin to accrue as to each share of Series A Preferred Stock commencing on January 1, 2010 and are payable quarterly thereafter on each March 31, June 30, September 30 and December 31 (each, a “Dividend Payment Date”). Each such dividend will be payable on each of the Dividend Payment Dates to the holders of record of shares of the Series A Preferred Stock, as they appear on the stock records of the Company at the close of business 10 days prior to such Dividend Payment Date. Each such dividend shall be payable prior to the payment of any dividends on, redemption of, or repurchase of, any other capital stock of the Company. Notwithstanding the foregoing, the Company may acquire shares of its capital stock from employees, former employees, consultants, directors or former directors of the Company or any subsidiaries pursuant to the terms of agreements or plans approved by the Company’s Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of capital stock in connection with their performance of services for the Company.

Section 4. Liquidation Preference.

(a) In the event of any Liquidation Event, as defined in Section 4(c), before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holders of each share of Series A Preferred Stock shall be entitled to receive an amount per share equal to the Liquidation Value (as defined in Section 8, below) of such shares on the date of distribution.

(b) If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable shall be insufficient to pay in full the preferential amount aforesaid to the holders of the shares of Series A Preferred Stock, then the assets of the Company, or the proceeds thereof, shall be distributed among the holders of shares of Series A Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares of Series A Preferred Stock if all amounts payable thereon were paid in full.

(c) A Liquidation Event shall mean (i) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) any sale, conveyance, exchange or transfer of all or substantially all of the property or assets of the Company or (iii) any sale of equity interests, merger, reorganization or other transaction pursuant to which (y) the majority of the Company’s Board of Directors immediately prior to such event are not the majority of the Company’s Board of Directors immediately after such event or (z) any person or entity, or group of affiliated persons or entities, becomes the beneficial owner (as such term is defined in Rule

13d-3 of the Securities Exchange Act of 1934), other than the Company’s existing officers, directors or their affiliates, of the majority of the outstanding voting stock of the Company immediately after such event.

Section 5. Conversion Rights.

(a) At the Option of the Holder.

(i) Subject to the provisions of this Section 5, each holder of Series A Preferred Stock shall have the right, at any time, at such holder’s option, to convert its Series A Preferred Stock, in whole or in part, into that number of shares of Common Stock determined by dividing the aggregate Liquidation Value (as defined in Section 8 below) of the shares of Series A Preferred Stock being converted by $3.20 (“Conversion Price”), subject to adjustment as provided in this Certificate.

(ii) In order for any holder to exercise the conversion option set forth in Section 5(a)(i), such holder shall execute the conversion election on the reverse side of the certificate evidencing the Series A Preferred Stock being converted and shall deliver such certificate to the Company at its principal office, setting forth in the conversion election the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The conversion election shall be deemed to be effective upon receipt by the Company. If the conversion election is received by the Company after 3:00 p.m. New York City time on any day, it shall be deemed to be received the next following business day (in either case, the “Effective Date”). The Company shall, as soon as practicable, but not later than three (3) business days after the date of receipt of the conversion election, issue and deliver to the location designated by such holder, the certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as a result of such conversion and shall pay all accrued and unpaid dividends due thereon in cash. The Person or Persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of the Effective Date of such conversion.

(b) Mandatory.

(i) If the last sale price of the Common Stock is at least $6.00 per share (“Trigger Price”), subject to adjustment as provided in this Certificate, for any 20 trading days out of a 30-trading day period (the “Mandatory Conversion Event”), all of the then outstanding Series A Preferred Stock shall automatically be converted into that number of shares of Common Stock determined in accordance with paragraph 5(a)(i), above.

(ii) Notice of such mandatory conversion shall be given by the Company via registered or certified mail, return receipt requested, postage prepaid, or via a reputable overnight courier service guaranteeing next business day delivery, mailed within three business days after the date of the Mandatory Conversion Event to each holder of record of the shares of Series A Preferred Stock at each holder’s address as the same appears on the stock register of the Company. Each such notice shall state: (A) the number of shares of Common Stock to be received upon surrender of the Series A Preferred Stock certificates and (B) the place or places where holders are to surrender certificates representing the shares of Series A Preferred

Stock in order to receive in exchange the shares of Common Stock and payment for any and all dividends due. Thereupon each certificate representing shares of Series A Preferred Stock shall be deemed to represent solely the right to receive that number of shares of Common Stock into which such shares of Series A Preferred Stock have been converted (and all dividends due thereon) upon surrender of such certificate to the Company.

(c) No Fractional Shares. The Company shall not issue fractional shares of Common Stock upon conversion of the Series A Preferred Stock, but in lieu of fractional shares, the Company shall, in its discretion, either round up to the nearest whole number of shares of Common Stock to be issued or pay the holder the fair market value of such fractional share in cash.

(d) Reservation of Shares. The Company shall reserve and shall at all times have reserved out of its authorized but unissued shares of Common Stock, a sufficient number of shares of Common Stock to permit the conversion of the then outstanding shares of Series A Preferred Stock. All shares of Common Stock when issued upon conversion of shares of Series A Preferred Stock shall be validly issued, fully paid and nonassessable.

Section 6. Conversion Price and Trigger Price Adjustments. The Conversion Price of the Series A Preferred Stock and the Trigger Price shall be subject to adjustment from time to time as follows:

(a) In case the Company shall at any time (A) declare a dividend or make a distribution on Common Stock payable in Common Stock, (B) subdivide or split the outstanding Common Stock, (C) combine or reclassify the outstanding Common Stock into a smaller number of shares or (D) consolidate with, or merge with or into, any other Person, or engage in any reorganization, reclassification or recapitalization that is effected in such a manner that the holders of Common Stock are entitled to receive stock, securities, cash or other assets with respect to or in exchange for Common Stock (other than as a cash dividend or distribution declared by the Company), the number of shares of Common Stock and the kind and amount of stock, securities, cash or other assets issuable upon conversion of the Series A Preferred Stock shall be adjusted (through the adjustment of the Conversion Price or otherwise) so that the conversion of the Series A Preferred Stock after such time shall entitle the holder to receive the aggregate number of shares of Common Stock or securities, cash and other assets which, if the Series A Preferred Stock had been converted immediately prior to such time, such holder would have owned upon such conversion and been entitled to receive by virtue of such dividend, distribution, subdivision, split, combination, consolidation, merger, reorganization, reclassification or recapitalization. Such adjustment shall be made successfully whenever any event listed above shall occur. The Trigger Price will similarly be adjusted.

(b) All calculations under this Section 6 shall be made to the nearest four decimal points.

(c) If at any time as a result of the provisions of this Section 6, the holder of this Series A Preferred Stock upon subsequent conversion shall become entitled to receive any securities other than Common Stock, the number and kind of such other securities so receivable upon conversion of this Series A Preferred Stock shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained herein.

(d) The Company shall notify, in writing, each holder of record of the Series A Preferred Stock upon any adjustment or readjustment of the conversion price, Trigger Price, or conversion ratio of the Series A Preferred Stock, and, upon written request at any time of any such holder, within a reasonable period after such written request, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment or readjustment, (B) the Conversion Price and the Trigger Price then in effect and (C) the number of shares of Common Stock that would be received upon conversion of a share of Series A Preferred Stock.

Section 7. Voting Rights.

(a) The holders of record of shares of Series A Preferred Stock (the “Series A Holders”) shall be entitled to the following voting rights, as more fully described in paragraph 7(b) below:

(i) with respect to those matters requiring a separate class vote under applicable law or contract, the right to vote their shares of Series A Preferred Stock; and

(ii) the right to vote together with the holders of the Common Stock on an “as converted basis” upon any matter submitted to the holders of the Common Stock for a vote.

(iii) until such time as the Series A Holders, together with their affiliates, beneficially own less than the lesser of (x) 500,000 shares of Common Stock (subject to adjustment in the event of (i) any subdivision, combination or recapitalization of the Company’s capital stock, (ii) any stock dividend or split or (iii) any similar event) or (y) 10% of the outstanding voting securities of the Company, the Series A Holders shall have the right to elect one director (the “Preferred Director”) to the Company’s Board of Directors. The Preferred Director must be approved by the Company prior to becoming a director, but the Company may not unreasonably withhold its approval. The Series A Holders shall have the option in their sole discretion to irrevocably terminate the right to elect the Preferred Director and instead have the right (during the same period) to elect a Board observer (“Observer”). The Preferred Director or Observer, as the case may be, shall receive timely notice of all meetings in the same manner as members of the board and shall be reimbursed for all reasonable expenses incurred in connection with his attendance at each meeting. The Company may exclude the Observer and require him to sign a non-disclosure agreement in customary form. The Company shall deliver to the Preferred Director or Observer the minutes of each Board meeting and to the extent the Observer may have been excluded from any such meeting, redacted to remove the information relating to such period of time during which the Observer was excluded, as soon as such minutes are distributed to the other members of the Board of Directors.

(b) (i) Each issued and outstanding share of the Series A Preferred Stock shall be entitled to one vote if entitled to vote as a separate class and the vote of the holders of at least a majority of the then outstanding Series A Preferred Stock shall bind the entire class of Series A Preferred Stock, except as otherwise provided in this Certificate. The Company shall give the holders of the Series A Preferred Stock at least ten (10) days’ prior written notice of any matter to be submitted to such holders for a vote as a separate class.

(ii) If the holders of the Series A Preferred Stock are voting together with the holders of the Common Stock, each holder of the Series A Preferred Stock shall be entitled to such number of votes equal to the whole number of shares of Common Stock which would be issuable upon conversion of such holders’ shares of Series A Preferred Stock on the record date established by the Company for a stockholder’s meeting or if no such date is established, the date immediately preceding the date of the stockholders’ written consent in lieu of a meeting. The Company shall give the holders of the Series A Preferred Stock the same notice it gives to the holders of Common Stock on issues on which the Series A Preferred Stock and Common Stock vote together and if the action is to be taken by written consent, at least one business day prior to the date of such written consent.

Section 8. Definitions. The following terms, as used herein, shall have the following meanings:

“Liquidation Value” on any date means, with respect to one share of Series A Preferred Stock, the Stated Value, plus any dividends accrued and unpaid through the date of liquidation (or conversion, as the case may be).

“Person” as used herein means any corporation, limited liability company, partnership, trust, organization, association, other entity or individual.

“Stated Value” equals, with respect to one share of Series A Preferred Stock, $3,200, as may be adjusted under the terms hereof.

Section 9. Reacquired Shares. Any shares of Series A Preferred Stock exchanged, converted, redeemed, purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof and shall upon cancellation be restored to the status of authorized but unissued shares of preferred stock, subject to reissuance by the Board of Directors as shares of preferred stock of one or more other series but not as shares of Series A Preferred Stock.

Section 10. Adjustment for Stock Split or Subdivision. In the event that the Series A Preferred Stock is combined or subdivided, through a stock split, reverse split, or otherwise, all references to share numbers and per share amounts (including dividends) will be appropriately adjusted to take such action into account.

IN WITNESS WHEREOF, the Company has caused this certificate to be signed by Stuart B. Rekant, its Chief Executive Officer, on this 29th day of February, 2008.

JUNIPER CONTENT CORPORATION
By:	/s/ Stuart B. Rekant
Name: Stuart B. Rekant
Title: Chief Executive Officer